March 26, 2008



VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. John Grzeskiewicz


RE:      DWS Advisor Funds (the "Registrant"), File Nos. 33-07404 and 811-04760


Dear Sir or Madam,

         On behalf of the Registrant, I am herewith filing a request to withdraw the filing of a Post-Effective Amendment to the Registration Statement regarding the following proposed new series of the Registrant: DWS RREEF Global Infrastructure Fund (the "Fund").

         The Registrant, on behalf of the Fund, filed on March 7, 2008, under Rule 485(a), Post-Effective Amendment No. 158 under the Securities Act of 1933 (the "1933 Act") and Amendment No. 158 (the "Amendment") under the Investment Company Act of 1940 (the "1940 Act") to the Registration Statement (Accession Number 0000088053-08-000290). The Amendment noted that the Fund would be a new series of the Registrant. It was subsequently determined that the Fund will be a series of DWS Global/International Fund, Inc. (File Nos. 33-5724 and 811-4670).

         The Registrant therefore requests the withdrawal of the Amendment pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold pursuant to the filing of the Amendment.

                  If you have any questions regarding this filing, please contact Paul F. Grasso at (617) 295-2588 or the undersigned at (617) 295-2565.


                                                   Very truly yours,

                                                   /s/Caroline Pearson
                                                   -----------------------
                                                   Caroline Pearson, Esq.
                                                   Assistant Secretary,
                                                   DWS Advisor Funds